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             CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
                          FOR NEVADA PROFIT CORPORATION

          (Pursuant to NRS78.385 and 78.390 - After Issuance of Stock)

1. Name of Corporation: MicroSignal Corporation

2. The articles have been amended as follows (provide articles numbers, if available):

   Article 1 - The name of the Corporation shall be NanoSignal Corporation, Inc.

3. The vote by which the stockholder's holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion as may be required in the case of a vote by classes or series, or as may required by the provisions of the articles of incorporation have voted in favor of the amendment: 54%.

4. Effective date of filing (optional):

5. Officer Signature (required): /s/ Andrea Lindsay, Secretary-Treasurer